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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CS China Acquisition Corp.

(Name of Issuer)

Units, each consisting of one ordinary share, par value $0.0001 per share, and two warrants to purchase one ordinary share

(Title of Class of Securities)

G25783120

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 6 pages

CUSIP No.  G25783120

1.	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only). Mitchell Metzman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 534,000
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 534,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 534,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.7%(1)
12	Type of Reporting Person IN

(1)	Based on 5,520,000 units outstanding.

Page 2 of 6 pages

CUSIP No.  G25783120

1.	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only). Marnie Metzman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power 534,000
	7	Sole Dispositive Power -0-
	8	Shared Dispositive Power 534,000
9	Aggregate Amount Beneficially Owned by Each Reporting Person 534,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.7%(1)
12	Type of Reporting Person IN

(1)	Based on 5,520,000 units outstanding.

Page 3 of 6 pages

CUSIP No.  G25783120

Item 1(a):	Name of Issuer.

CS China Acquisition Corp.

Item 1(b):	Address of Issuer’s Principal Executive Offices.

4100 N.E. Second Avenue, Suite 318
Miami, FL 33137

Item 2(a):	Name of Person Filing.

This statement is filed by Mitchell Metzman and Marnie Metzman (the “Reporting Persons”).

Item 2(b):	Address of Principal Business Office or, if none, Residence.

4808 Moorland Lane, Suite 109
Bethesda, Maryland  20814

Item 2(c):	Citizenship.

Each of Mitchell Metzman and Marnie Metzman is a citizen of the United States.

Item 2(d):	Title of Class of Securities.

Units, each consisting of one ordinary share, par value $0.0001 per share, and two warrants to purchase one ordinary share.

Item 2(e):	CUSIP Number.

G2112B117

Item 3:	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:	Ownership.

See Items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5:	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6:	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Page 4 of 6 pages

CUSIP No.  G25783120

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:	Identification and Classification of Members of the Group.

Not Applicable

Item 9:	Notice of Dissolution of Group.

Not Applicable

Item 10:	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 6 pages

CUSIP No.  G25783120

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009

/s/ Mitchell Metzman
Mitchell Metzman

/s/ Marnie Metzman
Marnie Metzman

Page 6 of 6 pages